Exhibit 99.1

Spreadtrum and Sohu.com Partner to Deliver an App Store
for Feature Phones

SHANGHAI, CHINA – November 3, 2011 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company" ), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, today announced a strategic partnership with Sohu.com Inc., China's leading online media, search, gaming, community and mobile service group.  Through this partnership, Sohu has developed a mobile app store for Spreadtrum’s WRE (“Windows Runtime Environment”) platform for feature phones.  Sohu will also use the app store, which supports applications both from Sohu and other mobile developers, to deliver rich Internet applications and services to China consumers.

Spreadtrum’s WRE platform is middleware for feature phones that enables dynamic loading and updating of applications post-sale, providing the same experience to consumers as smartphone handsets.  Sohu has leveraged Spreadtrum’s platform to deliver a complete app store solution, including its related server-side operations. Spreadtrum’s WRE platform with Sohu’s app store solution has been rolled out in volume by one of China’s top ten design houses and is now integrated into Spreadtrum’s standard feature phone platform solution.

“Sohu.com has more than ten years of experience in delivering applications to more than one hundred million users, and is a leading provider of online applications and games in China,” said Dr. Leo Li, Spreadtrum’s president and CEO, “By partnering with Sohu.com, we bring together their core competency in Internet services with our strength in feature phone platforms, bringing smartphone and app store capability to the highest volume phone segment in China and emerging markets.  This expands Sohu’s and other application developers’ reach to a larger mobile user base and transforms the traditional definition of feature phones.”

Dr. Charles Zhang, Sohu.com Inc’s Chairman and CEO, said: “The strategic cooperation with Spreadtrum is far-reaching in impact to the mobile internet industry. As a global top five mobile phone chip supplier, Spreadtrum’s customers reach a large user base interested in the mobile Internet experience.  By cooperating with Spreadtrum, we can provide a variety of mobile internet services to this group of users, including web, video, microblogging, search, maps and other applications.

Spreadtrum’s WRE platform with Sohu.com’s app store is now shipping in volume with Spreadtrum’s SC6800H chip to one of China’s top ten design houses.  Spreadtrum expects shipments to grow over the coming quarters.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.  For more information, visit www.spreadtrum.com.

About Sohu.com, Inc.

Sohu.com Inc. is China's premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination. Sohu corporate services consist of online brand advertising on its matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also offers wireless value-added services such as news, information, music, ringtone and picture content sent over mobile phones. Sohu's online game subsidiary, Changyou.com and its subsidiaries currently operate over 10 online games that includes in-house developed MMORPGs, such as Tian Long Ba Bu, one of the most popular online games in China, and Duke of Mount Deer, as well as Web-based games such as DDTank. Sohu.com, established by Dr. Charles Zhang, one of China's internet pioneers, is in its fifteenth year of operation.

Safe Harbor Statements:

This press release contains 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, Sohu’s use of the app store to deliver rich Internet applications and services to China consumers; the effectiveness of Spreadtrum’s WRE platform to provide the same experience to consumers as smartphone handsets; the effectiveness of the partnership between Spreadtrum and Sohu.com to bring smartphone and app store capability to the highest volume phone segment in China and emerging markets, expand Sohu’s and other application developers’ reach to a larger mobile user base and transform the traditional definition of feature phones; far-reaching impact to the mobile internet industry by the strategic partnership; Sohu’s ability to provide a variety of mobile internet services to users who are interested in the mobile internet experience by virtue of the cooperation between the parties; and Spreadtrum’s expectations with respect to the shipments of Spreadtrum’s WRE platform with Sohu.com’s app store growing over the coming quarters. The Company uses words like 'believe,' 'anticipate,' 'intend,' 'estimate,' 'expect,' 'project' and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; market acceptance of Spreadtrum’s WRE platform; the state of and any change in the Company’s strategic cooperation with Sohu.com; the state of and any change in the Company's relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the 'SEC') and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the sections under 'Risk Factors' and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.